Filed by Centillium Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Centillium Communications, Inc.
Commission File No. 000-30649

The following is a transcript of the second quarter 2008 financial results conference call and live virtual webcast hosted by Centillium Communications, Inc. for members of the financial analyst community and investors on August 5, 2008.

Final Transcript

Conference Call Transcript CTLM - Q2 2008 Centillium Communications Earnings Conference Call Event Date/Time: Aug. 05. 2008 / 4:00PM CT

CORPORATE PARTICIPANTS

Linda Reddick

Centillium Communications - CFO

Faraj Aalaei

Centillium Communications - CEO, Co-Founder

PRESENTATION

Operator

Good afternoon, and welcome to the Centillium Communications second quarter 2008 financial results conference call. On the call today are Faraj Aalaei, Co-founder and CEO; and Linda Reddick, Vice President and CFO. This conference is being recorded and all participants are in a listen-only mode. Later, we will open the call for questions. I would now turn the call over to Linda Reddick.

Linda Reddick - Centillium Communications - CFO

Thank you. Before we begin, I would like to remind you that except for the statements of historical fact, the matters presented in this conference call contain statements that are forward-looking statements within the meaning of the US Federal Securities Laws. This includes any estimates or predictions about our proposed pending merger with TranSwitch Corporation, including the estimated timing and anticipated benefits of that transaction. Actual results may differ materially from those indicated by the forward-looking statements. Based on the risk that the merger may not close as anticipated, that the two companies' business will not be integrated successfully, and without delay, the risk that the transaction may involve unexpected costs, liabilities or business disruptions, and a variety of other risks and uncertainties, a partial list of which is listed in today's financial results release. Information about other potential factors that could affect our future results is included in our most recent report on Form 10-Q, and our other documents on file with the Securities and Exchange Commission. We undertake no obligation to update forward-looking statements for any reason.

Also during this conference call, we will discuss non-GAAP financial measures in addition to GAAP financial measures. Our non-GAAP financial measures for Q2 exclude the effect of the gain on legal settlement, restructuring charges, a benefit due to the reversal of approved royalties and stock-based compensation. Our non-GAAP financial measures for the prior quarter exclude the effect of the gain on divestiture of our DSL business, restructuring charges, a benefit due to the reversal of accrued royalties, and stock-based compensation. Please refer to today's financial results press release, which provides additional information, and a reconciliation of GAAP to non-GAAP results. These can be found on our website at www.Centillium.com.

In connection with our proposed merger with TranSwitch, which was announced on July 9, 2008, please note that TranSwitch expects to file a registration statement on Form F-4 and TranSwitch and Centillium will file a proxy statement and prospectus with the SEC in connection with the proposed merger. We urge investors to read the proxy statement when it becomes available, and any other relevant documents filed by either party with the SEC, because they will contain important information. Investors will be able to obtain the proxy statement and other documents filed with the SEC, free of charge at the SEC's website, www.SEC.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the Investor Relations portion of the TranSwitch website at www.TranSwitch.com, and documents we file with the SEC will be available free of charge on the investors relations portion of our website at www.Centillium.com. This communication is not a solicitation of a proxy from any security holder of Centillium. However, certain of our directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders at Centillium, in connection with the proposed merger.

The names of our directors and executive officer and a description of the interests, including the ownership of Centillium's stock, are set forth in the proxy statement for the 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors can obtain more detailed information regarding the direct and indirect interests of our Directors and Executive Officers in the merger. By reading the definitive proxy statement prospective when it becomes available. Before we review our Q2 results, let me also remind you that unless specifically stated, when we speak about the financial results and the other matters in today's conference call, we are referring to results and projections based on Centillium as an independent company prior to the merger with TranSwitch.

Today we reported second quarter 2008 net revenues of $6.3 million. compared with $6.1 million in the first quarter of 2008. Our GAAP loss for the second quarter was $1.8 million or a net loss of $0.04 per share compared with GAAP net income of $1.4 million, or net income of $0.04 per share for the first quarter of 2008. Our non-GAAP net loss for the second quarter was $3.9 million, or a net loss of $0.09 per share compared with the non-GAAP net loss of $5 million or a net loss of $0.12 per share for the prior quarter. The non-GAAP results for the second quarter exclude a $2 million benefit from the gain on legal settlement, restructuring charges of $643,000 and a benefit of $990,000 due to the reversal of accrued royalties and stock-based compensation of $273,000. The non-GAAP results for the third quarter excluded the effect of the 8.1 million benefit from the gain on sale of our DSL-related assets. Restructuring charges of $2.3 million, the benefit of $850,000 due to the reversal of accrued royalties, and stock-based compensation of $277,000. During Q2, three customers, SCI, Alcatel-Lucent and OKI each exceeded 10% of our net revenues.

I will provide additional Q2 financial details later in the call. Faraj will now provide an overview of our business and a product update for our voice and optical businesses.

Faraj Aalaei - Centillium Communications - CEO, Co-Founder

Thank you, Linda. On July 9, we announced that we have entered into a definitive agreement to be acquired by TranSwitch Corporation, and the transaction is expected to close during the fourth quarter of 2008. We strongly believe this partnership is in the best interests our shareholders and other stake holders as it relates to exciting new opportunities for our optical and VOIP businesses, and enabled the combined company to even better serve its customers and increase shareholder value. Some of the reasons we're excited about this merger are, the combined company will be financially and commercially stronger and have the larger scale necessary to be significantly more competitive in the communication IT sector. Along with TranSwitch's management team, we have identified several million dollars in expense savings in the form of synergies. The combined company will have better liquidity, a more diversified revenue base, and a strong balance sheet.

This in turn will provide our customers and suppliers with greater confidence in the long-term viability of our business and products. We also believe that this transaction will take the growth of our optical and VOIP businesses to new heights through the complementary customer bases that Centillium and TranSwitch has. Centillium has a large number of Tier 1 and other important customers, including Alcatel-Lucent, OKI, Samsung, ZTE, Tellabs and Ericsson, that are complementary to TranSwitch's customer base. This will further diversify TranSwitch's customer base and strengthen its position with Tier 1 equipment vendors with a relationship with carriers that have made a significant financial commitment to upgrade their current infrastructure. Similarly, our products will enjoy significant exposure, improved visibility and potential new opportunities with major carriers in the UK, India, Korea and China, through TranSwitch's relationship with its existing customers and suppliers. As these opportunities materialize and deployments begin to ramp in volume, the combined company has the potential for significant revenue growth starting in 2009.

TranSwitch's shares -- TranSwitch shares, Centillium's culture of strong focus on product innovation, engineering excellence and best in class customer support as evidenced by the deep customer relationship both companies enjoy. We believe that all this will result in a greater short and long-term value in return to our shareholders and that they will benefit from the increased opportunities and more robust future growth potential of the combined company. Finally, as you know, the past few years have been challenging for Centillium and our industry in general. I'm proud of how Centillium's management team and employees have squarely faced these challenges. We now have a transaction that will enable our shareholders and other stake holders to fully enjoy the benefit of Centillium's significant past investment in technology, superior product, and engineering talents. The specifics of the transaction are set forth in the definitive agreement, a copy of which was filed with the SEC, and is also available on our website. Once the S 4 has been mailed, we will have further discussions with you on terms of the transaction.

Moving on to our second quarter results, in order -- in our effort to reduce operating expenses, we initiated a restructuring plan at the beginning of 2008. The cost of this restructuring was estimated to be $4.2 million. We expensed approximately $2.3 million in Q1 and $0.6 million in Q2, which included service charges, surplus space and write-offs of software tools. During Q2 of 2008, our VOIP and optical businesses accounted for $6.3 million in revenue, an increase of 12.4% from Q1 of 2008. Geographically, during the second quarter, we experienced revenue growth in the APAC, Europe and US regions. Our VOIP revenues increased 44% to $3.4 million in the second quarter, compared with $2.4 million in the prior quarter. We have significant growth in our VOIP business in the second quarter due to increased orders from a number of our major customers for our Entropia media gateway products and a sizable increase in our Atlanta CPE product revenue. In the traditional media gateway market for our Entropia product family, we had significant increase in revenues from our Tier 1 customers in the US and one of our customers in Europe, who is deploying carriers in Brazil, South Africa and eastern Europe at significant potential revenues. Additionally, our Entropia design win with NAC has now been qualified at five service providers in Japan. These qualifications provide us with a significant footprint in Japan, with prospects of revenue growth in the quarters to come.

Our four current design wins for our new Entropia III-C Access Gateway and one design win in Asia and three in Europe are progressing and we expect a number of them to move through qualification in deployment by early 2009. In the residential gateway market for Atlanta product family, we had a sizable increase in revenues from our Tier 1 customer in China. This vendor is in trial with two European carriers, in addition to the Tier 1 service providers in the US in trial for WiMAX gateway solutions. We expect the revenues from this customer to continue to increase in the coming quarters. The number of design wins and applications this customer has been increasing and now includes MTA applications, HSDPA and PON applications. During Q2, we also gained another Atlanta design win with a vendor in Korea for VOIP-based Dex phone application. Our Atlanta products ability to support multiple voice-over IP channels while delivering wire speed throughput is the advantage that enables us to capture these design wins.

Now turning to our optical business, our optical revenues during the second quarter were $2.9 million compared with $3.2 million in the first quarter. As we had previously discussed, we expected optical revenues in Q2 to be lower as our customer absorbs the initial ramp. We still expect our customer's market share to increase during 2008. Our Mustang product family addresses the growing gigabit ethernet PON market, which is dominant in FTPA standards being deployed in Japan and the APAC region. The number of subscribers in Japan alone is expected to reach $20 million by 2010. TranSwitch offers a gigabit PON-GPON solution that addresses the FTP-N architecture being deployed in the US and Europe. The combined Centillium and TranSwitch will be in a unique position of providing complete solutions for EPON and GPON markets worldwide, with either FTPH or FTPN architecture.

Linda will now give you more details on our Q2 performance. Linda?

Linda Reddick - Centillium Communications - CFO

Thank you, Faraj.

As I said at the beginning of the call, net revenues in the second quarter of 2008 were $6.3 million compared with net revenues of $6.1 million in the first quarter of 2008. Our gross margin for the second quarter was 57.6% compared with 56.7% for the first quarter. GAAP operating expenses for Q2 increased to $5.5 million from $2.4 million in the prior quarter. Non-GAAP operating expenses decreased to $7.6 million in the second quarter, compared with $8.8 million in the first quarter, primarily due to a $1.1 million decrease in research and development expenses as a result of expense savings due to the sale of our DSL business and the related restructuring. Similar-type SG&A savings were partially offset by merger transaction costs that were expensed as incurred. The non-GAAP operating expenses exclude the effect of stock-based compensation for all periods and in Q2, a $2 million benefit from the gain on legal settlement restructuring charges of $643,000, and a benefit of $990,000 due to the reversal of accrued royalties. And in Q1, an $8.1 million benefit from the gain on sale of our DSL-related assets, restructuring charges of $2.3 million, and the benefit of $850,000 due to the reversal of accrued royalties.

GAAP R&D expenses decreased to $4.1 million in the second quarter, compared with $5.2 million in the prior quarter. Non-GAAP R&D expenses were $4 million in the second quarter compared with $5.1 million in the previous quarter. Stock-based compensation was $99,000 in the second quarter compared with $110,000 in the first quarter. GAAP SG&A expenses were $3.8 million in the second quarter compared with $3.9 million in the prior quarter. Non-GAAP SG&A expenses were $3.6 million compared with 3.7 in the prior quarter. Stock-based compensation was $158,000 for the second quarter compared with $162,000 in the first quarter. Our GAAP net loss for the second quarter was $1.8 million or a net loss of $0.04 per share compared with GAAP net income of $1.4 million, or a net income of $0.03 per share in the first quarter. Our GAAP net loss for the second quarter included a $2 million benefit from the gain on legal settlement. Restructuring charges of $643,000, and a benefit of $990,000 due to the reversal of accrued royalties.

Our GAAP net income for the first quarter included an $8.1 million benefit from the gain on sale of our DSL-related assets, restructuring charges of $2.3 million, and a benefit of 850,000 due to the reversal of accrued royalties. Our non-GAAP net loss for the second quarter was $3.9 million or a net loss of $0.09 per share compared with the non-GAAP net loss of $5 million, or a net loss of $0.12 per share in the prior quarter. The non-GAAP results for the second quarter excluded the $2 million benefit from the gain on legal settlement, restructuring charges of $643,000, a benefit of $990,000 due to the reversal of accrued royalties, and stock-based compensation of $273,000. Our non-GAAP net income for the first quarter excluded an $8.1 million benefit from the gain on sale of our DSL-related assets, restructuring charges of $2.3 million, a benefit of 850,000 due to the reversal of accrued royalties, and stock-based compensation of $277,000.

Now I'll turn to the balance sheet. Cash, short-term investments and restricted cash were $36.8 million at the end of the second quarter, which included $1.8 million of restricted cash. This compares with $41.7 million at the end of the first quarter, which also included 1.8 million of restricted cash. Centillium has no debt. Day sales outstanding were 39 days in the second quarter, compared with 46 days in the previous quarter. Inventories increased to $1.5 million in the second quarter, compared with $1.2 million in the first quarter. Capital expenditures were $43,000 in the second quarter compared with $58,000 in the first quarter. Depreciation and amortization expense was $267,000 in the second quarter, compared with $224,000 in the first quarter. As a result of the announced transaction with TranSwitch, we will not be providing third quarter guidance at this time. That said, we are positive about Centillium's future and the outlook for the combined company.

I would now turn the call back to Faraj for some closing remarks, followed by Q&A.

Faraj Aalaei - Centillium Communications - CEO, Co-Founder

Thank you, Linda. We're excited about our future at TranSwitch and we believe the synergies of the combined company will provide the necessary scale to be a leader in the communication IT space, and to become a robust public company. The combined company will have a strong position in very dynamic and high growth segments, including fiber to the home, voice-over IP, broadband access, carrier, ethernet and HDMI video transport. Centillium has a solid history of strong design teams, R&D capabilities and customer relationships, and we believe that the partnership with TranSwitch fits perfectly with what we do best for the company. I would like to thank all of our employees for the years of dedication and hard work, our shareholders for their continued trust, and our customers and suppliers for their years of loyalty and support.

We would now like to open up the call to your questions. Operator, you may open up the line to our first caller, please.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) At this time, I have no questions.

Faraj Aalaei - Centillium Communications - CEO, Co-Founder

Okay. Well, thank you, again, for all of you for joining us today. We appreciate your interest in Centillium and look forward to speaking with you along the way. If you would like to set up a meeting, please call our investor relations line at 510-771-3611. Thank you.

Operator

Thank you for participating in today's conference. You may disconnect at this time.

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Disclaimer Regarding Forward-Looking Statements

Information set forth in this conference call transcript contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the transaction, including future financial and operating results and estimated cost savings and synergies, and other statements that are not historical facts. TranSwitch and Centillium caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.

These include risks and uncertainties relating to: the parties' potential inability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; risks associated with downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for both companies products and products developed by the companies' customers; risks relating to TranSwitch's indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact the company's businesses and financial performance. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

TranSwitch expects to file a SEC Registration Statement on Form S-4, and TranSwitch and Centillium will file a proxy statement/prospectus with the SEC, in connection with the proposed merger. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.